Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF THE PERSON IN CHARGE OF FINANCE BY THE CIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 8 August 2016 in relation to the resignation of Mr. Yang Zheng as a Vice President of the Company and his cessation as the person in charge of finance of the Company as approved by the China Insurance Regulatory Commission (the “CIRC”).

The board of directors (the “Board”) of the Company announces that, following the resignation of Mr. Yang Zheng, the Board has nominated Mr. Zhao Lijun as the person in charge of finance of the Company. The Company has recently received the approval of qualification of Mr. Zhao Lijun issued by the CIRC. Pursuant to the approval, the qualification of Mr. Zhao Lijun as the person in charge of finance of the Company has been approved by the CIRC with effect from 15 November 2016.

The biographical details of Mr. Zhao Lijun are set out below:

Mr. Zhao Lijun, born in July 1963, became a Vice President of the Company on 20 July 2016. From May 2014 to April 2016, he served as the Chief Financial Officer and General Manager of the Finance Department of China Life Insurance (Group) Company. From 2012 to 2014, Mr. Zhao successively served as the Deputy General Manager (responsible for daily operation) and General Manager of the Data Center of the Company. From 2010 to 2012, Mr. Zhao served as the General Manager of the Legal and Compliance Department of the Company. From 2008 to 2010, Mr. Zhao served as the Deputy General Manager of the Shandong branch of the Company. From 2003 to 2008, Mr. Zhao successively served as the Assistant to the General Manager and the General Manager of the Finance Department of the Company. Prior to that, he successively served as a cadre in the Planning & Finance Department of the People’s Insurance Company of China, the Director and Deputy Manager of the Planning & Finance Department of China Reinsurance Corporation in Hong Kong, the Deputy Manager and Manager of the Planning & Finance Department of China Insurance H.K. (Holdings) Company Limited, the Deputy Director, Director and Assistant to the General Manager of the Planning & Finance Department of China Life Insurance Company. Mr. Zhao graduated from the Accounting Department of Anhui Finance & Trade College with a bachelor’s degree in accounting and finance in 1987, and from Tsinghua University with an EMBA in 2010. Mr. Zhao is a senior accountant.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Commission File Number 001-31914

Hong Kong, 24 November 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie